SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of July, August & September 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: October 3, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: July 2005

Future in parking looks bright for QI

June 29, 2005: QI Systems, Inc. (OTCBB: QIIIF), a leading provider of innovative smart card solutions, announced today that the company has opened discussions with Ocean Five Cruises, Inc., a major Asian based gaming cruise provider, regarding the development of a cashless payment system for use on Ocean Five's newest cruise ship.

QI Systems has been asked to develop a smart card based payment system that will address specific operating criteria outlined by Ocean Five.  The cruise line seeks to improve transactional efficiencies, simplify player tracking, reduce cash shrinkage and incorporate loyalty rewards.  QI Systems has been involved in basic fact-finding and is currently designing custom smart card solutions for this application.

Chris Strongman, Ocean Five's General Manager, stated "We are delighted to be working with QI Systems on this development project.  We want to make sure we have a smooth introduction because some of the players in Asia may have a reluctance to give up the cash-in-hand concept in the casino.  We want the implementation of the new card system to be very smooth and we are confident that QI can deliver a quality product that will enhance our operation."

Ocean Five Cruises, Inc., with headquarters in Taipei, Taiwan, will launch the 9,804 ton, 450 passenger MV Royal Pacific from its home port in Keeling, Taipei.  The ship has a crew of 210 and will provide a blend of 1-2 day gaming junkets with 4-5 day voyages to ports such as Hong Kong and Manila, and other locations where they have associate gaming venues.  This summer, Ocean Five will offer a 21 day cruise through Japan, South Korea, Shanghai, Hong Kong, Manila, and three ports in Taiwan.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries.   QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTC Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.
TEL: 604.248-2301 ~ FAX: 604.248.2306 ~  INTERNET: http://www.qisystems.ca

QI Systems Inc. Receives Significant Order from Cale of Canada

Dallas, Tex. & Richmond, British Columbia - Business Wire - July 5, 2005 - QI Systems Inc. (OTCBB: QIIIF), today announced that it has received an order totaling US$222,000 from Cale Systems Inc., a parking revenue systems developer based in Montreal, Quebec. Product deliveries are scheduled for September and December of this year.

Cale has been a customer of QI Systems since the year 2000, when QI first developed card-payment technology for use in Cale pay-and-display parking meters in the city of Sherbrooke, Quebec as part of the largest North American installation of the Mondex stored-value card system.

Since that time, QI has worked with Cale to develop and support several chip-based card systems and also to support credit-card payment abilities in Cale parking meters. Working together, QI and Cale have delivered cutting-edge card payment technologies now utilized by Cale's various government and private-sector customers.

QI's CEO, Steve Garman, commented, "I believe QI Systems will soon benefit from a considerable upswing in parking-revenue systems growth. We value our close working relationship with Cale, and look forward to many years of together serving this important, rapidly-expanding international market."

Cale Systems Inc. is a wholly-owned Canadian subsidiary of Cale Access AB of Solna, Sweden. Established in 1955, Cale Access AB has grown to where it now and has customer installations in over 30 countries worldwide. Today it is a global leader in self-serve parking revenue collection systems for both on-street and off-street use.

QI Systems Inc. designs, develops and markets chip-based card payment solutions to a number of industries. Products and core competencies include "smart"-card and stored-value systems, security protocols, data communication software design and hardware manufacture. < www.qisystems.ca >

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze - (407) 327-6444

QI Systems Inc. Wins First Water-Control Customer in Province of Manitoba

Dallas, Tex. & Richmond, British Columbia - Business Wire - July 19, 2005 - QI Systems Inc. (OTCBB: QIIIF), today announced the sale of an automated bulk-water control system for installation on the lands of a Canadian Native "First Nation" in the Province of Manitoba.

This sale was arranged by a new QI distributor based in Manitoba. Significantly, it is QI's first installation on Native lands, its first in the Province of Manitoba and was sold by QI's first distributor in Manitoba. QI Systems now has automated water-control installations in four Canadian provinces, the other three being Newfoundland and Labrador, British Columbia and Alberta,

QI delivered its first automated bulk-water control system in mid 2002. Among its first customers were northern Canadian cities needing installations serving industrial users as well as residential consumers. Consistently reliable service has been provided, even with winter temperatures ranging as low as -40f. These systems now include TCP-IP communications to allow control and data-collection from a remote computer.

All QI water control systems are vertically integrated, using stored-value, "smart"-card technology. The smart cards are supplied by, and the payment and control terminals are designed and manufactured by, QI. QI also designed and manufactures the accompanying card sales and reload machines.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include "smart"-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze - (407) 327-6444

QI Systems Inc. Enters Into Partnership for Key International Project

Dallas, Texas & Richmond, British Columbia - Business Wire - July 26, 2005 - QI Systems Inc. (OTCBB: QIIIF), a developer and integrator of chip-based card payment and tracking solutions, today announced that it has signed a Letter of Understanding with three business partners regarding an international development opportunity in a market segment renowned for its consistent long-term growth.

Steven Garman, QI Systems´ president and CEO, commented, “I am delighted to serve as Chairman of the partnership, and we're extremely pleased that the project can now move forward at an aggressive pace. The establishment of this business enterprise marks a significant milestone in the re-positioning of QI Systems Inc., as it is the first time that the Company has entered into a venture not only as a supplier of systems technology and equipment, but also as an equity participant."

Mr. Garman further stated, “While the partnership is not yet ready to announce the specific nature of this new venture, I can say that it will be one of the highest-profile projects that QI has ever undertaken. I anticipate that it should have a long-term, multi-million dollar impact on QI Systems´ future. We expect to make additional announcements regarding this matter in the very near future.”

About QI Systems Inc. (http://www.qisystems.ca)

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include "smart"-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444

News Releases: August 2005

QI Systems Inc. Enters into Contract with Parcxmart Technologies Inc.

Dallas & Richmond, British Columbia - Business Wire - Aug. 2, 2005 - QI Systems Inc. (OTCBB:QIIIF), a developer and integrator of microchip-based card payment and tracking solutions, today announced that it has entered into a contract with Parcxmart Technologies Inc. (http://www.parcxmart.com), a New Hampshire-based electronic payment firm specializing in small-dollar transactions. Parcxmart offers what is currently the only smart-card payment program in the U.S. that combines secure transactions, multi-party settlement, and interoperability among participating cities, merchants and consumers throughout its payment network. QI will provide support for the Parcxmart payment system on QI automated payment terminals. The first utilization of QI terminals with the Parcxmart card will be in Cale multi-space parking meters.

Parcxmart cards are already accepted in on-street meters. Enabling their acceptance in Cale multi-space meters will allow Parcxmart clients to deploy an optimized parking-revenue control system for both on-street and off-street assets. Parcxmart's CEO, John Regan, stated, "We look forward to this partnership now and in the future with Cale and QI. It illustrates once again our commitment to providing the parking industry with a small-dollar transaction card, the cities with new methods to foster economic development, and the consumer with a small-dollar Parcxmart Card that is 'Cooler Than Cash.'"

QI's vice-president of business development, Richard Murray, P. Eng., commented, "The Parcxmart payment system is an ideal fit for QI products. Parcxmart's objective to expand the use of their card beyond parking applications can easily be met with QI automated payment terminals designed for all types of vending equipment, for unattended point-of-sale applications, and for smart-card POS functions. We look forward to working closely with Parcxmart and their European technology partners to help them achieve their objectives."

About Parcxmart Technologies Inc.

Parcxmart Technologies Inc. has developed a proprietary, stored-value electronic purse, contained on a chip-based smart card that also securely manages loyalty points for customer rewards programs. The Parcxmart card can be used for parking and for a wide array of other small-payment applications, from bus fares to double-mocha lattes at the local coffee bar. The Parcxmart small-purchase card solution is a convenient, one-card alternative to coins and cash. Now in use in San Jose, CA and New Haven, CT, the Parcxmart card is featured in an article in the July/August 2005 issue of Card Technology magazine.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this press release may include “forward-looking statements” which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

www.qisystems.ca

QI Systems Inc. Appoints New Chief Financial Officer

Dallas, Texas & Richmond, British Columbia - Business Wire - August 9, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading international developer and integrator of chip-based card payment and tracking solutions, today announced the resignation of the Company´s Chief Financial Officer, Steven R. Crowell. Mr. Crowell joined QI Systems in December of 2004. During his brief tenure, he contributed greatly to the strengthening of the Company´s operations. Mr. Crowell leaves to pursue a personal calling to work for his church. Steve and his wife will soon begin fulltime missionary service.

QI Systems Inc. is pleased to announce, effective August 22, the appointment of Mr. Robert I. McLean, Jr., as Chief Financial Officer and Chief Operating Officer. As CFO, Mr. McLean will assume responsibility for QI Systems´ strategic financial planning and supervise the company´s accounting functions, financial filings and regulatory reporting. As COO, he will be responsible for QI´s global operations. As the result of his high-level international business development experience, Mr. McLean will also spearhead the Company´s joint venture, merger and acquisition efforts.

Mr. McLean was formerly Executive Vice President of Business Development and Global Account Management for Teleplan International of the Netherlands, a $300M publicly traded technology company. Prior to his appointment as Vice President of Teleplan, Mr. McLean served as Treasurer of Teleplan´s American operations. Preceding this assignment, Mr. McLean held the position of Senior Vice President of Finance and Chief Financial Officer with PC Service Source of Dallas, Texas, a large publicly traded independent computer parts distributor.

Earlier in Mr. McLean´s career he was Vice President – Planning and Business Development of Computer City, Inc., a $2B subsidiary of Radio Shack, Inc., and Director of Planning and Analysis for Compucom Systems, Inc. Mr. McLean has also served as an auditor specializing in large SEC clients for PriceWaterhouseCoopers.

Bob McLean has a Bachelor of Science - Accounting degree from Drexel University and a Masters of Business Administration and Finance degree from the University of Miami. He is a member of the American and Florida Institutes of Certified Public Accountants. He is married, has three children and currently lives in Grapevine, Texas.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include "smart"-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444

QI Systems Inc. Completes Shipment of Card Controllers for Summer 2005 Dasani® Blue Bikes Program™

Dallas, Texas & Richmond, British Columbia - Business Wire - August 16, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading developer and integrator of microchip-based card payment and tracking solutions, today announced that it has completed shipping all equipment ordered by Dasani® for the eight local trails inaugurating their operations this summer.

Dasani®, with Lance Armstrong, has partnered with Rails-to-Trails Conservancy (RTC) in a national campaign to promote active lifestyles and support community trails. RTC is a nonprofit organization dedicated to creating a nationwide network of trails from former rail lines and connecting corridors to build healthier places for healthier people. RTC selected the local trails participating in the Dasani® Blue Bikes Program™.

QI´s involvement in the program was first announced in early June. The bike lockers are currently installed in five of the eight locations with the remainder to commence service within two weeks. Opening celebrations at each of the eight sites were scheduled as follows:

• June 4 - Gwynns Falls Trail - Baltimore, Maryland

• June 25 - Illinois Prairie Path - Villa Park, Illinois

• July 8 - Three Rivers Heritage Trail - Pittsburgh, Pennsylvania

• July 16 - Silver Comet Trail - Rockmart, Georgia

• July 30 - Provo-Jordan River Parkway Trail - Salt Lake City, Utah

• August 17 - East Lake Sammamish Trail - Seattle, Washington

• August 20 - West Orange Trail, Orange County - Florida

• August 27 - Katy Trail - Dallas, Texas

For more information on the trails selected for the Dasani® Blue Bikes Program™, click on http://www.dasani.com/jump.html?section=combike. The bike lockers may be viewed on this link: http://www.invillapark.com/dasani.htm.

The Dasani® project has led to a new application for QI card-control systems. QI controllers can be configured to provide safe bicycle storage for casual users. Primary markets for this application will be university campuses and urban transit systems. In a university environment the lockers can be configured to accept only valid student cards as the required ID badge to allow secure storage. A sales program to pursue these markets has begun and a pilot project with a potential customer is planned for the fall of this year.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze

(407) 327-6444

QI Sees New Opportunities with ACT Canada

Dallas, Texas & Richmond, British Columbia - Business Wire - August 25, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading developer and integrator of microchip-based card payment and tracking solutions, today announced that the company has rejoined the Advanced Card Technology Association of Canada (ACT Canada). Act Canada has consistently been an internationally recognized leader and facilitator for the advanced card industry. The industry today is developing rapidly as the banking community is now committed to chipcard deployment throughout the Canadian market.

Now is the time for QI to resume its role as a leader in providing specialty payment terminals for use with cards deployed by the financial industry. Rick Murray, VP Business Development said: “We are pleased to rejoin the ACT Canada community and look forward to working closely with the ACT Canada team and their many members. Over the next few months QI will be coordinating with ACT Canada for export sales initiatives at several trade shows including the Smart Card Alliance and Cartes 2005.

”Europe has deployed single application smart card technology in many markets. Canada has an advantage because new card deployments can fully exploit multi application card technology while supporting EMV (Europay,MasterCard,Visa) standards. QI has been a leader in multi application and multi-card support and we are confident that many opportunities will become available because of that expertise.

Catherine Johnston, President & CEO of ACT Canada, said, “In 2005 Canada has finally moved from a potential market to an inevitable advanced card market and that has benefits for Canadians in terms of greater security and convenience in our day-to-day transactions. Timing is excellent for Canadian companies developing card software, hardware and related commodities. In the past we have seen groundbreaking product developments in Canada and we are ideally positioned to take advantage of a global move to multi-application cards. There is an international focus on Canada, as we convert to EMV compliant card payment products, so companies here will have high visibility and excellent opportunities to showcase their strengths to the international market.

”About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact: Steven R.Garman President & CEO (817) 427-8611	Investor Relations Contact: Hobson, Lorenze, Bowersock & Associates Todd Lorenze (407) 327-6444

News Releases: September 2005

QI Systems Inc. Developing Smart-Card ID and Payment System for Osage Nation

Dallas, Tex. & Richmond, British Columbia - Business Wire - September 7, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading international developer and integrator of chip-based card payment and tracking solutions, today announced that the Company will provide the Osage Indian Nation with a smart- card identification and payment system for use by tribal employees.

The new, state-of-the-art system will initially be utilized at the Nation´s headquarters in Pawhuska, Oklahoma. It is envisioned that following the test phase, the preliminary applications will be expanded to provide additional value to the Nation.

QI Systems is presently partnering with the Osage Tribe on several additional projects, including the pursuit of federal, state and local government contracts for smart-card applications. Representatives from QI Systems, the Osage Business Enterprise Corporation, and other project partners recently met to review and assess the status of the program.

As a project test, QI Systems has responded to requests for quotations from city governments in multiple locations. Since many of the contract proposals require a construction component, QI anticipates partnering with other tribal companies in addition to the Osage Nation as the Company pursues millions of dollars of contract opportunities throughout North America.

About the Osage Nation

The Osage Nation is a federally recognized Indian nation which occupies the Osage Reservation in Oklahoma. The Osage Nation consists of approximately 18,000 Osage citizens with an estimated 4,000 residing on the Reservation. Purchased by the Osage in 1870, the Reservation encompasses 1,469,240 acres, or 2,296 square miles, and is the only federally recognized Reservation remaining in Oklahoma. The capital of the Osage Nation is in Pawhuska, Oklahoma.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze - (407) 327-6444

QI Systems Inc. Sees Promising Sales Growth in Water Delivery Control Business

Dallas, Tex. & Richmond, British Columbia - Business Wire - September 15, 2005 - QI Systems Inc. (OTCBB: QIIIF), a leading international developer and integrator of chip-based card payment and tracking solutions, today announced shipments to several customers in the bulk-water sales sector. Both private and government users have recently added new equipment to expand existing water delivery control systems.

In Grand Falls, Newfoundland and Labrador, an existing system has been enhanced by adding a new water-vending machine from Mobetta Water, of Westlock, Alberta. The QI control system in Grand Falls consists of QI stored-value cash cards, QI SK Console Point-of-Sale and Reload terminals and a newly added QI SmartKit II payment terminal for the Mobetta Water vendor.

The SmartKit II was sent by courier to Grand Falls and locally installed by the operator for use with the existing QI system. The ability to send in new components for local installation and integration with existing systems is a distinct advantage of QI´s water delivery control and revenue-collection systems.

The Grand Falls store operator, Bill Guy, commented, "The installation was very simple to do. I had it installed and operating for our customers in less than two minutes. It took longer to remove and replace the holding screws than it took to install our new SmartKit II!"

He added, "I think this QI system is a bonus for any water store to incorporate into its business. The QI system is so easy to use, and it saves me and my customer´s valuable time and money, especially when it comes to commercial delivery of water, due to the easy payment systems the QI POS terminal allows."

Mr. Guy also noted, “In our vending machine it´s like having a 24-hour salesperson on duty, with no money exchanged, just insert the cash card. We are now calling them water cards. I also find the cards a great way to offer promotions by giving them extra dollar-value when a card is loaded or reloaded. This extra dollar-value is in lieu of the free jugs of water we want to give to our customers. For example, when a customer wants to place $50.00 on a water card, I will actually place $65.00 on the card. This way the customer receives his five free jugs of water. It´s as easy as using your debit card at an ATM machine!"

In Fort St. John, BC, the municipality is adding a new lane to its existing bulk-water distribution system. QI has recently shipped a new controller for smart-card payment as part of the system expansion. Again, the new system will be integrated with the existing operation and commissioned by local personnel. This easy upgrade to a system installed a number of years ago highlights the simplicity, durability and modular nature of the QI SmartVend solution.

QI is also shipping systems to new customers in the bulk-water sector. For example, a new system delivered in the first week of September consists of QI stored-value cards, QI bulk-water payment controllers and a QI SK Console Reload terminal.

QI welcomes inquiries from distributors and from public and private sector users of bulk-water control equipment.

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card payment and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:

Steven R.Garman

President & CEO

(817) 427-8611

Investor Relations Contact:

Hobson, Lorenze, Bowersock & Associates

Todd Lorenze - (407) 327-6444